FILED BY NORANDA INC.
                                  PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                  SUBJECT COMPANY: FALCONBRIDGE LIMITED
                                  COMMISSION FILE NO.: 333-123547
                                  NORANDA INC. COMMISSION FILE NO. 333-123546



The following is a narrative description of a slide presentation which is available at www.noranda.com, by clicking on "For Investors," then "Presentations and Webcasts."

                                        [LOGO - NORANDA] [LOGO - FALCONBRIDGE]

[GRAPHIC OMITTED - 5 PHOTOS]


                            NORANDAFALCONBRIDGE

                             Corporate Profile

                             March/April 2005

FORWARD-LOOKING STATEMENTS              [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------

Noranda and Falconbridge caution that statements made to describe the Companies' intentions, expectations or predictions may be "forward-looking statements" within the meaning of securities laws. The Companies caution that, by their nature, forward-looking statements involve risk and uncertainty and that the Companies' actual results could differ materially from those expressed or implied in such statements. Reference should be made to each company's most recent Annual Information Form filed with Canadian securities regulatory authorities (and available at www.sedar.com) for a description of the major risk factors.


------------------------------------------------------------------------------

ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS
ALL PRODUCTION VOLUMES AND RESERVES AND RESOURCES IN METRIC TONNES

INVESTOR INFORMATION                    [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------

This communication is being made in respect of (a) the offer (the "Falconbridge Offer") by Noranda Inc. to acquire all of the outstanding common shares of Falconbridge Limited (other than shares owned by Noranda) on the basis of 1.77 Noranda common shares for each Falconbridge common share and (b) the issuer bid (the "Preference Share Exchange Offer") by Noranda to repurchase approximately 63.4 million Noranda common shares in exchange for three new series of preference shares. In connection with the Falconbridge Offer and the Preference Share Exchange Offer, Noranda filed with the U.S. Securities and Exchange Commission (the "SEC") registration statements on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge and an issuer bid circular to be delivered to shareholders of Noranda. Noranda, if required, will be filing other documents regarding the transactions with the SEC.

INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR AND THE ISSUER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION.

Investors will be able to obtain documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at (416) 982-7111.

AGENDA                                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------

1       NORANDAFALCONBRIDGE OVERVIEW

2       PROPOSED TRANSACTION AND PRO-FORMA FINANCIAL POSITION

3       MARKET OUTLOOK FOR PRIMARY PRODUCTS AND REVIEW OF OPERATIONS

4       NORANDAFALCONBRIDGE POSITIONED FOR GROWTH

NORANDAFALCONBRIDGE                     [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------



                             COMPANY OVERVIEW


[GRAPHIC OMITTED - 4  PHOTOS]

NORANDAFALCONBRIDGE                     [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
AT A GLANCE
------------------------------------------------------------------------------

Producer Ranking in World

  o  Copper                                8th
  o  Nickel                                3rd
  o  Zinc                                  3rd
  o  Aluminum                      10% of U.S. consumption
............................................................
2004 Sales (Pro Forma)                    $ 7.0 B
............................................................
2004 Assets (Pro Forma)                  $ 11.9 B
............................................................
Market Capitalization (Pro Forma*)        $ 7.5 B

* As at March 15, 2005
............................................................

SOLID FINANCIAL RESULTS                 [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------

BETTER PRICES

o  Copper
o  Nickel
o  Zinc
o  Aluminum

      +                         =            DRAMATIC
                                           IMPROVEMENT
OWN EFFORTS                               IN FINANCIAL
                                             RESULTS
o  Efficient operations
o  Reduced Costs
o  Increased production
o  On-time and on-budget
   expansions

STRONG NICKEL & COPPER FOCUS            [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------

o  Focused on large scale copper and nickel assets

    -  Approx. 80% of revenues from nickel and copper
    -  Integrated zinc and aluminum producer


[GRAPHIC OMITTED - PIE CHART SHOWING REVENUE BY METAL: COPPER (52%), NICKEL (26%), ALUMINUM (14%), ZINC (6%) AND OTHER (2%)]

STRONG COPPER & NICKEL FOCUS            [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------

o Significant expansion potential through portfolio of low-risk growth projects

    -  Timing and sequencing at NorandaFalconbridge's control

    -  Many located at existing proven operations

    -  Providing geographical diversity

    -  Managed by seasoned project team

    -  Supported by mining and metallurgical expertise and depth

A LEADING BASE METALS COMPANY           [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------

o  Geographically diverse portfolio of mines and processing facilities

o  Operations in 18 countries

                        2004 PRODUCTION (MT)

                             Mined       491,000
                    COPPER
                             Refined     527,000
                ---------------------------------------
                             Mined        81,000
                    NICKEL
                             Refined     101,000
                ---------------------------------------
                             Mined       528,000
                     ZINC
                             Refined     190,000
                ---------------------------------------
                             Primary     247,000
                 ALUMINUM
                             Fabricated  174,000

IMPROVED STRATEGIC PLATFORM             [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------


o  Greater financial strength and capacity

o  Lower cost of capital in the long term

o  Improved risk management

o  Simplified governance and allocation of capital

o  Merger synergies

o Proven senior management team focused on operating results and growth

INVESTOR BENEFITS                       [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------

o  Widely-held company with increased stock float and liquidity

o  Clarity of ownership and simplified corporate structure

o  Removal of sale process overhang

o  Increased leverage to strong market fundamentals

o  Potential realignment of shares to mid-tier peer group multiples

NORANDAFALCONBRIDGE                     [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------



                           PROPOSED TRANSACTION


[GRAPHIC OMITTED - 4 PHOTOS]

SUMMARY OF TRANSACTION                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------

o All-encompassing plan addresses our critical structural and ownership issues which impact valuation:

    - TRANSACTION #1: an offer by Noranda to purchase approximately 63.4 million of its common shares in exchange for US$1.25 billion of Noranda junior preferred shares (the "Issuer Bid")

    - TRANSACTION #2: a merger between Noranda and Falconbridge on a share exchange basis of 1.77 Noranda shares for each Falconbridge common share

o Completion of Transaction #1 will occur just before #2. Once both transactions are complete NorandaFalconbridge would be a widely-held public company with minimal capital structure complexities

o Brascan intends, except in certain circumstances, to tender 123 million of its common shares and reduce its ownership to 16-26% from current level of 41%

o  Widely-held company with a total market capitalization of $7.5 billion*




*As at March 15, 2005

SHARE REPURCHASE                        [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
TRANSACTION #1 - ISSUER BID
------------------------------------------------------------------------------


o The issuer bid will result in a repurchase of approximately 63.4 million Noranda common shares at an effective price of US$19.72 per share for a total of $1.25 billion

o Common shareholders exchanging their shares will receive 0.789 preferred shares pro-rated among the three series of preferred shares

o Provides leverage to minimize earnings and NAV dilution caused by shares issued to merge Falconbridge with Noranda

o Cash requirements to service the new preferred shares versus the common shares they replace are relatively low

SHARE REPURCHASE                        [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
TRANSACTION #1 - PREFERRED SHARE TERMS
------------------------------------------------------------------------------

o There will be a maximum of US$1.25 billion of preferred shares available to shareholders in series 1, 2 and 3

o In the event the offer is oversubscribed, shareholders' participation will be pro-rated across all three series


                            SELECT TERMS OF PREFERRED SHARES

                       SERIES 1           SERIES 2           SERIES 3
------------------------------------------------------------------------------
AMOUNT                US$500 mm          US$500 mm          US$250 mm
------------------------------------------------------------------------------
TERM*                 5-year             7-year             10-year
------------------------------------------------------------------------------
INITIAL COUPON        6.00%              6.25%              6.50%
------------------------------------------------------------------------------
RATE RESET            N/A                Year 5             Years 5,7,9
------------------------------------------------------------------------------
REDEMPTION       Anytime @101%**      Anytime @101%**     Anytime @101%**


*  May be paid on common shares at 90% of market value
** In last two years, redemption at par

MERGER                                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
TRANSACTION #2 - SHARE EXCHANGE
------------------------------------------------------------------------------

o  Noranda and Falconbridge merge on a share exchange basis

o Falconbridge shareholders will receive 1.77 Noranda common shares for each Falconbridge share

    - a 15% premium over the 20-day average price preceding the announcement

o The merger is effected by way of a share exchange take-over bid by Noranda for all the shares of Falconbridge which it does not own

o If Noranda acquires more than two-thirds, inclusive of its current holdings, it intends to acquire the remaining shares.

MERGER                                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
TRANSACTION #2 - POST-MERGER SHARE STRUCTURE
------------------------------------------------------------------------------

                           EXCHANGE RATIO: 1.77


Noranda basic shares outstanding - 000s (at Dec.31, 2004        296,970

Noranda shares acquired on share repurchase - 000s              (63,377)

Noranda shares issued to acquire 74,967 shares of
  Falconbridge - 000s (Estimate)                                132,692
---------------------------------------------------------------------------
TOTAL NORANDAFALCONBRIDGE SHARES OUTSTANDING                    366,285

NET NEW SHARES ISSUED - 000s                                     69,315


Falconbridge shareholders - ownership of new company                36%

Noranda shareholders - ownership of new company                     64%

NORANDAFALCONBRIDGE                     [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
STRONG FINANCIAL POSITION
------------------------------------------------------------------------------

(PRO FORMA AS AT DEC. 31, 2004)

o  Net income of $706 million

o  Assets of $11.9 billion

o  Liquidity > $1.5 billion in 2004

o  Net-debt-to-total-capitalization ratio of 46.2%

    -  New preferred shares treated as equity 30.5%

o  Cashflow from operations: $1.9 billion in 2004

o  Capital expenditures:

    -  2004 Actual: $666 million

    -  2005 Forecast: $681 million

o Strong operating cashflow finances capital investments and debt reduction

NORANDAFALCONBRIDGE                     [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
INDICATIVE PRO-FORMA BALANCE SHEET
------------------------------------------------------------------------------

(For the year ended December 31, 2004)

(Unaudited - US$ Millions)
                                                                                 MERGE        BUY-BACK
                                                              NORANDA INC.    FALCONBRIDGE     SHARES      PRO FORMA
                                                             --------------  --------------  ----------   -----------
ASSETS
Cash and cash equivalents                                         884               -             -           884
Accounts receivable                                               931              16                         947
Metals and other inventories                                    1,436              59                       1,495
Operating capital assets                                        4,870           1,363                       6,233
Development projects                                            1,166             908                       2,074
Investments and other assets                                      324             (53)                        271
                                                             --------------------------------------------------------
                                                                9,611           2,293             -        11,904

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                                             1,818               2             -         1,820
Long-term debt                                                  2,638               -             -         2,638
Preferred shares                                                    -               -         1,250         1,250
Convertible debentures                                             89               -             -            89
                                                             --------------------------------------------------------
                                                                4,545               2         1,250         5,797
                                                             --------------------------------------------------------

Future income taxes                                               304             657             -           961
Asset retirement obligation, pension and other provisions         595             100             -           695

STOCKHOLDERS' INTERESTS
Interests of other shareholders                                 1,197          (1,006)            -           191
Capital stock - preferred                                         295               -             -           295
Capital stock - common                                          2,675           2,540        (1,250)        3,965
                                                             --------------------------------------------------------
                                                                2,970           2,540        (1,250)        4,260

                                                                9,611           2,293             -        11,904

THE TWO-STEP TRANSACTION INCREASES THE CAPITAL BASE OF THE MERGED COMPANY.

The pro-forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. (Estimated using shares valued at March 21, 2005)

NORANDAFALCONBRIDGE                     [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
INDICATIVE PRO-FORMA INCOME STATEMENT
------------------------------------------------------------------------------


(For the year ended December 31, 2004)

                                                                          ADDITIONAL
                                                NORANDA       MERGE       DIVIDENDS &     2004
                                                  INC.     FALCONBRIDGE    INTEREST    PRO FORMA
  (UNAUDITED- US$ MILLIONS)                    ---------------------------------------------------

  Revenues                                       6,978               -           -        6,978
                                               ---------------------------------------------------
                                                 6,978               -           -        6,978
                                               ---------------------------------------------------
  OPERATING EXPENSES
  Cost of operations                             2,094              21           -        2,115
  Purchases raw materials                        3,005               -           -        3,005
  Depreciation, amortization and accretion         499              46           -          545
                                               ---------------------------------------------------
  TOTAL OPERATING EXPENSES                       5,598              67           -        5,665
                                               ---------------------------------------------------
                                               ---------------------------------------------------
  INCOME GENERATED BY OPERATING ASSETS           1,380             (67)          -        1,313
                                               ---------------------------------------------------

  Interest expense, net                            119              (2)         83          200
  Corporate and general administration              66               -           -           66
  Research, development and exploration             47               -           -           47
  Minority interest in earnings in subsidiaries    297            (274)          -           23
                                               ---------------------------------------------------
                                                   529            (276)         83          336
                                               ---------------------------------------------------
  INCOME BEFORE UNDERNOTED                         851             209         (83)         977
                                               ---------------------------------------------------
  Tax expense                                      333             (27)         (2)         304
  Gain net of restructuring costs and other        (33)              -           -          (33)
                                               ---------------------------------------------------
  NET INCOME                                       551             236         (81)         706
                                               ===================================================

  BASIC EARNINGS PER SHARE                      $ 1.78                                    $ 1.88
  DILUTED EARNINGS PER SHARE                    $ 1.75                                    $ 1.84


The pro-forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. (Estimated using shares valued at March 21, 2005)



EBITDA FROM OPERATING ASSETS            [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------

$ MILLIONS                                      FULL YEAR
                                              2004     2003
...............................................................
COPPER                                         907      370

NICKEL                                         773      431

ZINC                                            70        4

ALUMINUM                                       127       62

OTHER                                            2       20
...............................................................
EBITDA FROM OPERATING ASSETS                 1,879      887

                           EBITDA INCREASED 112%

POTENTIAL IMPACT ON SHARE PRICE         [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------

[GRAPHIC OMITTED - BAR CHART SHOWING PRICE/CASH FLOW RATIO FOR NORANDA FALCONBRIDGE (PRO FORMA OF 4.9x), MID-TIER MINING AND METALS COMPANIES* (6.7x) AND LARGE CAP MINING AND METALS COMPANIES* (9.5x)]


* Source: Bloomberg, 1/B/E/S. First Call (2005E) (as of March 7, 2005) indicative only -- trading price of shares may not increase.

NORANDA                                 [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
STOCK PRICE POTENTIAL
------------------------------------------------------------------------------


[GRAPHIC OMITTED - BAR CHART SHOWING HISTORICAL NORANDA STOCK PRICES AT MARCH 7, 2005 (CDN $22.81) AND MARCH 18, 2005 (CDN $25.31) AND POTENTIAL STOCK PRICES AT DIFFERENT ASSUMED MULTIPLES: AT MIDPOINT OF MID-TIER MULTIPLE (CDN $27.03) (5.8x); AND AT FULL MID-TIER MULTIPLE (CDN $31.22) (6.7x)]

POTENTIAL FOR A HIGHER CASH FLOW MULTIPLE FOR NORANDAFALCONBRIDGE

Indicative only -- trading price of shares may not increase.

FALCONBRIDGE                            [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
STOCK PRICE POTENTIAL
------------------------------------------------------------------------------


[GRAPHIC OMITTED - GRAPH SHOWING HISTORICAL FALCONBRIDGE STOCK PRICES:
20-DAY AVERAGE (ENDING MARCH 7, 2005) (CDN $34.77) AND MARCH 18, 2005 (CDN $45.15); AND POTENTIAL STOCK PRICES AT 1.77 X NORANDA AT DIFFERENT ASSUMED
MULTIPLES: AT MIDPOINT OF MID-TIER MULTIPLE (CDN $47.84) AND AT FULL MID-TIER MULTIPLE (CDN $55.26)]

POTENTIAL FOR A HIGHER CASH FLOW MULTIPLE FOR NORANDAFALCONBRIDGE

Indicative only -- trading price of shares may not increase.

OFFER PREMIUM - FALCONBRIDGE            [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------


[GRAPHIC OMITTED - GRAPH SHOWING FALCONBRIDGE STOCK PRICE FROM 7/2/2004 TO 3/18/2005 AND RELATED PREMIUMS]

FALCONBRIDGE SHAREHOLDERS ARE REALIZING A SIGNIFICANT PREMIUM TO HISTORICAL
PRICES

NORANDAFALCONBRIDGE TO BE ONE OF THE    [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
WORLD'S LARGEST MINING COMPANIES
------------------------------------------------------------------------------


[GRAPHIC OMITTED - BAR GRAPH SHOWING TOTAL ENTERPRISE VALUE OF MID-TIER BASE METAL COMPANIES(1)]

In US$millions: Xstrata ($14,758), NorandaFalconbridge ($13,255(3), $12,562(2), and $11,869), Phelps Dodge ($10,996), Noranda ($10,166), Inco
($9,749), WMC(4) ($8,303), Teck Cominco ($7,807) and Falconbridge ($7,752)

(1) Source -- Bloomberg. Total Enterprise Value calculated as market capitalization (including convertible securities and preferred shares), plus minority interest plus net debt.

(2) Illustrative of total enterprise value if NorandaFalconbridge trades up to multiples 1/2 way between Noranda current multiples and multiples for mid-tier group.

(3) Illustrative of total enterprise value if NorandaFalconbridge trades up to full multiples for mid-tier group.

(4)  Currently subject to a cash take-over bid by BHP Billiton

     (as at March 18, 2005).

NORANDAFALCONBRIDGE                     [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------



                              MARKET OUTLOOK


MARKET OUTLOOK
[GRAPHIC OMITTED - 4 PHOTOGRAPHS]

BUSINESS OVERVIEW                       [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------

o Industry fundamentals are exceptionally strong with the demand shock from Asia and specifically China

o China has now become the world's largest consumer of most major commodities as it continues to industrialize its economy

o The base metals industry is challenged to add supply due to the increased size, complexity and time required to develop new projects

o NorandaFalconbridge is very well positioned as one of the world's largest base metal producers with one of the best pipelines of development projects

o The Company's financial capacity will further increase based on the expectation of the continuing strong metal price environment

COPPER                                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
LEVERED TO METAL PRICES
------------------------------------------------------------------------------

o Five years of depressed prices curtailed exploration and development of new deposits

o Increasing use of copper in China and India to build basic infrastructure is driving demand

o  Very positive outlook for copper price and NorandaFalconbridge cashflow

o  Sensitivity to copper price:

    -  $0.05/lb. [RIGHT ARROW] $43 million change in net earnings


[GRAPHIC OMITTED - CHART SHOWING LME COPPER PRICE BETWEEN JAN '03 AND MAR '05 AND STOCKS OF COPPER FOR SAME PERIOD]

NICKEL                                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
LEVERED TO METAL PRICES
------------------------------------------------------------------------------

o Failure of Australian acid-leach initiatives and lack of development projects have left the market short of production; stocks expected to remain low

o  Stainless steel demand, particularly in Asia, is driving nickel demand

o  Very positive outlook for nickel price and NorandaFalconbridge cashflow

o  Sensitivity to nickel price:

    -  $0.50/lb. [RIGHT ARROW] $58 million change in net earnings


[GRAPHIC OMITTED - CHART SHOWING LME NICKEL PRICE BETWEEN JAN '03 AND MAR '05 AND STOCKS OF NICKEL FOR SAME PERIOD]

ZINC                                    [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
LEVERED TO METAL PRICES
------------------------------------------------------------------------------

o Zinc has a positive outlook due to significantly improving supply and demand fundamentals

o Shortages of zinc concentrate expected to persist, keeping markets in deficit

o  Further stock reductions expected to support zinc prices;
   NorandaFalconbridge's cashflow to benefit

o  Sensitivity to zinc price:

    -  $0.05/lb. [RIGHT ARROW] $35 million change in net earnings


[GRAPHIC OMITTED - CHART SHOWING LME ZINC PRICE BETWEEN JAN '03 AND MAR '05 AND STOCKS OF ZINC FOR SAME PERIOD]

ALUMINUM                                [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
LEVERED TO METAL PRICES
------------------------------------------------------------------------------

o Global economic growth fuelling strong demand for primary and value-added aluminum products

o  LME stocks decreased sharply during 2004

o  High aluminum prices expected for 2005

o  Sensitivity to aluminum price:

    -  $0.05/lb. [RIGHT ARROW] $19 million change in net earnings


[GRAPHIC OMITTED - CHART SHOWING LME ALUMINUM PRICE BETWEEN JAN '03 AND MAR '05 AND STOCKS OF ALUMINUM FOR SAME PERIOD]

MARKET OUTLOOK                          [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
CONCLUSIONS
------------------------------------------------------------------------------

Strong Fundamentals For Base Metals:

o  Positive demand growth rates

o  Additional supply needed to meet growing demand

o  New supply likely; however:

    -  Long lead times

    -  Projects are more capital intensive, more complex

    -  Longer permitting process


                       FAVOURABLE PRICE ENVIRONMENT

NORANDAFALCONBRIDGE                     [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------




                           REVIEW OF OPERATIONS


[GRAPHIC OMITTED - 4 PHOTOS]

COPPER                                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------



[GRAPHIC OMITTED - WORLD MAP SHOWING EXISTING OPERATIONS AT KIDD CREEK, HORNE, CCR, ANTAMINA, COLLAHUASI, LOMAS BAYAS AND ALTONORTE AND DEVELOPMENT PROJECTS AT EL MORRO, EL PACHON, WESTWALL AND FRIEDA RIVER]

COPPER                                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
WORLD-CLASS ASSETS
------------------------------------------------------------------------------

o  Long-life, low-cost mines located primarily in South America

o Technologically advanced processing facilities, including Altonorte smelter in northern Chile

    -  Technology produces high margins from the treatment of complex feeds

o  Integrated operations drive benefits:

    -  Mitigate market volatility in treatment costs

    -  Create freight cost arbitrage

o  2004 net operating cash cost of $0.38/lb. versus $0.40/lb. in 2003


[GRAPHIC OMITTED - BAR GRAPH SHOWING NORANDAFALCONBRIDGE TOTAL MINED COPPER OUTPUT (METRIC TONNES) FROM 2000 (304,195), 2001 (356,743), 2002 (474,602),
2003 (429,910), 2004 (490,691) AND 2005 (FORECASTED) (512,000)]

COPPER                                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
PROJECTS
------------------------------------------------------------------------------

            OPERATION                      PROJECT              ANNUAL PRODUCTION                 STATUS
                                                                    INCREASE

COLLAHUASI - CHILE (44%)           Phase III expansion       77,000 tonnes*           Scoping study initiated;
                                                                                      start-up in 2007+

COLLAHUASI - CHILE (44%)           Molybdenum plant          12,000 tonnes            Initiated construction;
                                                             (molybdenum              start-up early 2006
                                                             concentrate)

LOMAS BAYAS, CHILE (100%)          Option to purchase        30,000 tonnes            Under review; decision by
                                   nearby deposit Fortuna                             mid-2006
                                   de Cobre

EL PACHON, ARGENTINA (100%)        Development Project (5    245,000F tonnes          Pre-feasibility completed
                                   km from Chilean border)

EL MORRO, CHILE (EARN-IN 70%)      Development Project       145,000F tonnes          Pre-feasibility study initiated

FRIEDA RIVER, PAPUA NEW GUINEA     Development Project       TBD                      Advanced exploration project

*  NorandaFalconbridge share


COPPER                                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
SUBSTANTIAL GROWTH POTENTIAL
------------------------------------------------------------------------------


[GRAPHIC OMITTED - GRAPH SHOWING POTENTIAL CONTRIBUTION TO COPPER OUTPUT (000s METRIC TONNES) FROM COLLAHUASI (77), LOMAS BAYAS (30), EL PACHON
(245) AND EL MORRO (145) (POTENTIAL NET INCREASE OF 101% FROM 490 IN 2004 TO POTENTIAL OUTPUT OF 987)]

Additional projects include: Frieda River, West Wall

COPPER                                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
RELATIVE OUTPUT POTENTIAL
------------------------------------------------------------------------------


[GRAPHIC OMITTED - GRAPH SHOWING POTENTIAL COPPER OUTPUT (000s METRIC TONNES) FROM NORANDAFALCONBRIDGE (987 (490 FROM CURRENT OPERATIONS)), ANGLO
(705), BHP (1,297), CODELCO (1,885), GRUPO MEXICO (780), AND PHELPS DODGE (1,163. NORANDA DATA INDICATES BY COLOR CURRENT OPERATIONS, BROWNFIELD PROJECTS AND GREENFIELD PROJECTS)]

(As at December 2004)

NICKEL                                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------


[GRAPHIC OMITTED - WORLD MAP SHOWING EXISTING OPERATIONS AT INO-RAGLAN, INO-NIKKELVERK, INO-SUDBURY AND FALCONDO AND DEVELOPMENT PROJECTS AT KABANGA AND KONIAMBO]

NICKEL                                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
WORLD-CLASS ASSETS
------------------------------------------------------------------------------

o  World's third-largest producer of refined nickel

o  Fully integrated operations

o Low-cost facilities, including Nikkelverk, which ranks among the lowest-cost nickel/cobalt refineries

o One of the world's largest recyclers and processors of nickel and cobalt bearing materials

o  2004 net operating cash cost of:

    -  INO: $2.57/lb. vs. $2.64/lb. in 2003

    -  Falcondo $3.50/lb. vs. $3.04/lb. in 2003


[GRAPHIC OMITTED - BAR GRAPH SHOWING NORANDAFALCONBRIDGE TOTAL REFINED NICKEL OUTPUT (METRIC TONNES) FROM 2000 (86,509), 2001 (89,883), 2002
(91,833), 2003 (104,410), 2004 (100,887) AND 2005 (FORECASTED) (113,000)]

NICKEL                                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
PROJECTS
------------------------------------------------------------------------------

            OPERATION                      PROJECT              ANNUAL PRODUCTION                 STATUS
                                                                    INCREASE
NICKEL RIM SOUTH, SUDBURY,         Development Project       12,000 - 16,000 tpy      Underground definition program
ONTARIO                                                                               started in Q1 2004; start-up
                                                                                      in 2009+

FRASER MORGAN, SUDBURY, ONTARIO    Development Project       7,000 - 9,000 tpy        Scoping study underway

RAGLAN, CANADA                     Optimization Program      5,000 - 6,000 tpy        Initiated optimization
                                                                                      program; completion expected
                                                                                      in 2006

FALCONDO, DOMINICAN REPUBLIC       Expansion                 6,000 tpy                Scoping study in progress

KONIAMBO, NEW CALEDONIA            Development Project       30,000 tpy               Completed bankable feasibility
                                                                                      study in late 2004; earliest
                                                                                      production in 2009/2010;
                                                                                      evaluating financing options

KABANGA, TANZANIA                  Development Project       15,000 - 18,000 tpy      Preliminary joint-venture
                                                                                      agreement with Barrick Gold;
                                                                                      major exploration program to
                                                                                      follow

NICKEL                                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
SUBSTANTIAL GROWTH POTENTIAL
------------------------------------------------------------------------------


[GRAPHIC OMITTED - GRAPH SHOWING POTENTIAL CONTRIBUTION TO NICKEL OUTPUT (000s METRIC TONNES) FROM INO AT CAPACITY (12), FALCONDO (6), KONIAMBO (30*) AND KABANGA (15*) (POTENTIAL INCREASE OF 62% FROM CURRENT OUTPUT OF 101 TO POTENTIAL OUTPUT OF 164)

*Share of production.

NICKEL                                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
RELATIVE OUTPUT POTENTIAL
------------------------------------------------------------------------------


[GRAPHIC OMITTED - GRAPH SHOWING NICKEL RELATIVE OUTPUT POTENTIAL (000s METRIC TONNES) FROM NORANDAFALCONBRIDGE (164(101 FROM EXISTING
OPERATIONS)), INCO (222), NORILSK (243), BHP (80.7), JINCHUAN (71.7), WMR (62.5. NORANDA DATA INDICATES BY COLOR EXISTING OPERATIONS, BROWNFIELD PROJECTS AND GREENFIELD PROJECTS)]

(As at December 2004)

ZINC                                    [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------


[GRAPHIC OMITTED - WORLD MAP SHOWING EXISTING OPERATIONS AT KIDD CREEK, CE2, BRUNSWICK AND ANTAMINA AND DEVELOPMENT PROJECTS AT PERSEVERANCE, LENNARD SHELF AND LADY LORETTA]

ZINC                                    [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
INTEGRATED OPERATIONS
------------------------------------------------------------------------------

o  World's third-largest zinc miner

o  2004 net operating cash cost of:

    -  $0.32/lb., unchanged from 2003

o  Attractive brownfield and greenfield projects under consideration

o  Closed the Bell Allard mine in Oct. 2004

o  Well positioned to benefit from increase in zinc and lead prices


[GRAPHIC OMITTED - BAR GRAPH SHOWING NORANDAFALCONBRIDGE TOTAL MINED ZINC OUTPUT (METRIC TONNES) FROM 2000 (436,467), 2001 (509,291), 2002 (553,172),
2003 (602,131), 2004 (528,250) AND 2005 (FORECASTED) (451,000]

ZINC                                    [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
PROJECTS
------------------------------------------------------------------------------


            OPERATION                       PROJECT             ANNUAL PRODUCTION                 STATUS
                                                                    INCREASE
PERSEVERANCE, QUEBEC (90%)          Development Project      125,000 tpy              Feasibility study completed in
                                                                                      2001

LENNARD SHELF, AUSTRALIA (50%)      Development Project      Up to 75,000 tpy         Currently on care and
                                                                                      maintenance

LADY LORETTA, AUSTRALIA (EARN-IN    Development Project      120,000 tpy              Feasibility study completed
RIGHT FOR 75%)


ZINC                                    [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
RESOURCE REPLACEMENT POTENTIAL
------------------------------------------------------------------------------


[GRAPHIC OMITTED - GRAPH SHOWING 2004 ZINC PRODUCTION AND POTENTIAL PRODUCTION (000s METRIC TONNES/YEAR): - 2004 PRODUCTION (530): BRUNSWICK**
(268), BELL ALLARD* (99), ANTAMINA (65) AND KIDD (88); POTENTIAL PRODUCTION (400-475): LENNARD SHELF*** (0-75), LADY LORETTA (120), AND PERSEVERANCE
(120) PROJECTS AND ANTAMINA (65) AND KIDD (88)]

*The Bell Allard Mine closed in October 2004
**Expected to close in 2010
***Estimate only, subject to developmental decision with partner

ALUMINUM                                [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------


[GRAPHIC OMITTED - MAP SHOWING ALUMINUM SITES AT HUNTINGDON, NEW MADRID, NEWPORT, GRAMERCY, SALISBURY AND ST ANN]

ALUMINUM                                [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
SMELTING AND FABRICATING OPERATIONS
------------------------------------------------------------------------------

o  Supplies approximately 10% of U.S. primary aluminum consumption

o  Primary aluminum smelter located in Missouri

    - Renewed environmental permit will allow up to 6,000 tonnes per year of additional output

    -  Received FERC approval for long-term power contract

o Three state-of-the-art sheet and foil rolling facilities providing high margins


[GRAPHIC OMITTED - 2 GRAPHS SHOWING PRIMARY ALUMINUM SMELTER OUTPUT (METRIC TONNES) FROM 2000 (220,031), 2001 (220,234), 2002 (236,459), 2003
(244,044), 2004 (247,472) AND 2005 (FORECASTED (253,000) AND FABRICATED
ALUMINUM PRODUCTS OUTPUT (METRIC TONNES) FROM 2000 (114,000), 2001 (112,430), 2002 (127,911), 2003 (146,716) AND 2004 (173,853)]

ALUMINUM                                [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
BAUXITE AND ALUMINA OPERATIONS
------------------------------------------------------------------------------

o Fully integrated operations: from bauxite/alumina, through primary reduction into high-margin foil and value-added products

o In 2004, acquired Kaiser's St. Ann bauxite mine and Gramercy alumina refinery in a 50/50 joint venture with Century Aluminum

    -  St. Ann bauxite mine in Jamaica (50%)

         -  Proven and probable reserves of 33M tonnes at 47% alumina

         -  Capacity of 4.5M tonnes of bauxite per year

    -  Alumina refinery in Louisiana (50%)

         -  Completely modernized in 2002

         - Capacity of 1.25M tonnes of alumina per year (Noranda share is 625,000 tonnes)

ENVIABLE DEVELOPMENT PIPELINE           [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
WORLD-CLASS OPPORTUNITIES
------------------------------------------------------------------------------


[GRAPHIC OMITTED - CHART SHOWING ENVIABLE DEVELOPMENT PIPELINE WORLD-CLASS OPPORTUNITIES (1) AT THE FOLLOWING BROWNFIELD SITES: COLLAHUASI EXPANSION, COLLAHUASI MOLY RECOVERY, SUDBURY EXPANSION (NICKEL RIM), SUDBURY EXPANSION (MONTCALM), RAGLAN EXPANSION, LOMAS BAYAS EXPANSION, LENNARD SHELF, PERSEVERANCE, SUDBURY EXPANSION (FRASER MORGAN) AND SUDBURY EXPANSION (ONAPING); AND (2) AT THE FOLLOWING GREENFIELD SITES: KONIAMBO, EL PACHON, LADY LORETTA, WEST WALL, ALUMYSA, EL MORRO AND FRIEDA RIVER AND INDICATING BY COLOR WHETHER COPPER, NICKEL, ZINC AND ALUMINUM]

Disciplined approach to growth

NORANDAFALCONBRIDGE                     [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------





                           POSITIONED FOR GROWTH



[GRAPHIC OMITTED - 4 PHOTOS]

STRATEGIC RATIONALE FOR MERGER          [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------

o  One public company, widely-held with enhanced market capitalization

    -  Increased trading liquidity

o Elimination of current cap on both companies' share prices due to ownership uncertainties

o  Enhanced investor appeal due to simplified corporate structure

o Potential expansion of multiple to the comparable "mid-tier" base-metals multiple offers substantial upside

o  Focused play on copper and nickel

STRATEGIC RATIONALE FOR MERGER          [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------

o  Merger will be accomplished without disruption by:

   o  Experienced, multi-disciplined management team

            -  CEO: Derek Pannell

            -  President: Aaron Regent

            -  COO: Peter Kukielski

            -  CFO: Steve Douglas

o  Creation of a premier international mining company with:

    -  Increased leverage to strong Cu, Ni, Zn and Al market fundamentals

    -  Diversified portfolio of mines and integrated processing capacity

    - Significant portfolio of low-risk, high-potential brownfield and greenfield development projects

    - Improved ability to fund new growth with substantial operating cash flows

    -  Track record of strengthening operating and financial results

[GRAPHIC OMITTED - 2 PHOTOS]   [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------




                            NORANDAFALCONBRIDGE

                             CORPORATE PROFILE

                             MARCH/APRIL 2005


[GRAPHIC OMITTED - 3 PHOTOS]

NORANDAFALCONBRIDGE                     [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------




                         SUPPLEMENTAL INFORMATION


[GRAPHIC OMITTED - 4 PHOTOS]

FALCONBRIDGE PROCESS                    [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------

o Falconbridge Board of Directors formed a Special Committee comprised solely of Independent Directors whose mandate was to:

    -  Oversee and supervise the negotiation of the Offer

    - Supervise the preparation of a formal valuation relating to the Offer as required by Rule 61-501 of the Ontario Securities
       Commission and Policy Q-27 of the Quebec Autorite des marches financiers (the `Policies")

    - Consider all applicable legal and regulatory requirements relating to the Offer

    - Make recommendations to the Board of Directors as to whether, and as to the appropriate terms and conditions under which, the Board of Directors should, to the extent applicable, consider approving an Offer

    - Supervise the preparation of any documents of the Corporation required in connection with the Offer

    - Advise the Board of Directors with respect to the recommendation that the Board of Directors should, to the extent applicable, make to the holders of Falconbridge Shares in connection with the Offer

FALCONBRIDGE PROCESS                    [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------

o Special Committee retained independent legal advice from the law firm Goodmans LLP and separate financial advice from TD Securities

    - TD Securities provided valuation and fairness opinion to the Falconbridge Board of Directors that this transaction is fair from a financial point of view for Falconbridge shareholders

o The Special Committee of the Board has met 10 times over the last two months

    -  Negotiations resulted in Noranda agreeing to an exchange ratio of
       1.77 Noranda shares for every Falconbridge share and to include a minimum condition in the offer

o Opinion of TD and the background to the transaction are detailed in Directors' Circular


Special Committee unanimously recommended that the Falconbridge Board of Directors agree to merge with Noranda on the basis of 1.77 Noranda shares for each Falconbridge share

BENEFITS TO FALCONBRIDGE                [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
SHAREHOLDERS
------------------------------------------------------------------------------

o Transaction simplifies ownership structure and provides greater ownership certainty going forward

    - Uncertainty has hindered Falconbridge's share price performance resulting in the stock trading at discount to peers

o Exchange ratio of 1.77 shares represents a 15% premium to Falconbridge's 20-day average market price preceding announcement

    - Shareholders can continue to participate in Falconbridge ownership through ownership in new company

o  Brascan's ownership will be reduced to 16%-26%

    -  Control of new company largely back into the market

BENEFITS TO FALCONBRIDGE                [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
SHAREHOLDERS
------------------------------------------------------------------------------

o Increased size and diversification of new company will facilitate ability to advance new growth initiatives and reduce concentration risk of any one project or operation

o Falconbridge shareholders will own approximately 36% of new company compared to the 41% currently owned of Falconbridge

    - Similar exposure to Falconbridge's existing copper and nickel assets, as well as exposure to zinc and aluminum, two metals whose strong fundamentals present a potential upside

o Proposal from Noranda requires that a majority of Falconbridge minority shareholders tender to the transaction

    - Majority of Falconbridge minority shareholders required to support this bid in order to proceed

NET EARNINGS SENSITIVITY                [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
CHANGES IN METAL PRICES AND EXCHANGE
------------------------------------------------------------------------------

                                                       IMPACT ON 2005
                                   CHANGE IN         PRO-FORMA EARNINGS

                                 Realized Price   Net Earnings     Per Share
                                    US $/lb.      US$ millions        US$
                                 --------------------------------------------
Copper                              $0.05             $43           $0.12
Nickel                              $0.50             $58           $0.16
Zinc                                $0.05             $35           $0.10
Aluminum                            $0.05             $19           $0.05
Lead                                $0.05             $ 6           $0.02

Exchange Rate US$ = Cdn$            $0.01             $ 7           $0.02

POTENTIAL FOR MULTIPLE EXPANSION        [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
(March 7, 2005)
------------------------------------------------------------------------------


[GRAPHIC OMITTED - GRAPH SHOWING POTENTIAL FOR MULTIPLE EXPANSION DATED MARCH 7, 2005 (PRO FORMA FIGURES)]

International Diversified (IBES)[1] - (a) Price/Cash Flow (2005 Estimated):
Anglo American plc (7.1x), BHP Billiton Ltd (10.9x), Compania Vale do Rio Doce (9.4x) and Rio Tinto Ltd (10.4x) (Average of 9.5x), (b) price/earnings (2005 Estimated): Anglo American plc (13.2x), BHP Billiton Ltd (12.9x), Compania Vale do Rio Doce (9.0x) and Rio Tinto Ltd (12.5x) (Average of 11.9x),(c) Price/Net Asset value: Anglo American plc (1.1x), BHP Billiton Ltd (1.6x), Compania Vale do Rio Doce (1.6x) and Rio Tinto Ltd (1.6x) (average of 1.5x). Market cap (US$mill): Anglo American plc ($37,513), BHP Billiton Ltd ($89,105), Compania Vale do Rio Doce ($38,787) and Rio Tinto Ltd ($48,823)

Mid-Tier (IBES)[1] - (a) Price/Cash Flow (2005 Estimated): Inco Ltd (7.6x), Phelps Dodge Corp (6.0x); Teck Cominco Ltd (7.3x) and Xstrata plc (6.0x) (Average of 6.7x); (b) Price/earnings (2005 estimated): Inco Ltd (11.7x), Phelps Dodge Corp (12.1x), Teck Cominco Ltd (10.6x) and Xstrata plc (11.0x) (Average of 11.4x); (c) Price/net asset value: Inco Ltd (1.1x), Phelps Dodge Corp (1.6x), Teck Cominco Ltd (1.5x) and Xstrata plc (1.6x) (Average of 1.5x). Market Cap (US$mill); Inco Ltd ($7,860), Phelps Dodge Corp ($10,
172), Teck Cominco Ltd ($7,597) and Xstrata plc ($12,579)


NRD & FL (IBES)[1] - (a) Price/Cash Flow (2005 Estimated): NRD[2] (4.9x) and FL (5.2x); (b) Price/earnings (2005 Estimated): NRD (8.8x) and FL (8.6x); (c)Price/net asset value: NRD (1.1x) and FL (1.3x), Market Cap (US$mill): NRD ($5,514) and FL ($5,392)

Noranda and Falconbridge are both trading at multiples below peer group averages

1. Source - Bloomberg, I/B/E/S, First Call
2. Noranda Cash Flow per share has been adjusted to remove minority cash flow provided by Falconbridge

SIX SIGMA RESULTS                       [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
2000 TO 2004
------------------------------------------------------------------------------


Program continues to deliver excellent operational improvements and value:

o  569 completed projects at continuing operations

o  Cumulative annual projects savings: $184M

o  Average project EBITDA: $323,000

o  2004 - 154 completed projects valued at $51M

o  517 project leaders trained (Black or Brown Belt)

o  3,175 employees received Six Sigma training

o  Noticeable "performance culture" taking root

                                        [LOGO - NORANDA] [LOGO - FALCONBRIDGE]

------------------------------------------------------------------------------




                                  COPPER



[GRAPHIC OMITTED - 4 PHOTOS]

COPPER                                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
LONG-LIFE ASSETS
------------------------------------------------------------------------------


[GRAPHIC OMITTED - CHART SHOWING OWNERSHIP STAKE AND MINE LIFE (YEARS)* OF NORANDAFALCONBRIDGE COPPER ASSETS: COLLAHUASI (44% OWNERSHIP STAKE) 40+, ANTAMINA (33% OWNERSHIP STAKE) 20+, LOMAS BAYAS (100% OWNERSHIP STAKE) 20+ AND KIDD CREEK (100% OWNERSHIP STAKE) 15+]

*  Reflects impact of expansions on a pro-forma basis

COLLAHUASI, CHILE                       [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
COPPER - MINE (44%)
------------------------------------------------------------------------------

o  Proven and probable reserves of 1.85B tonnes at 0.90% copper

o  Measured and indicated resources of 480M tonnes at 0.64% copper

o  2004 production (44% basis):

   - 205,000 tonnes of contained copper in concentrate vs. 169,000 tonnes in 2003

o Completed Phase II mine and concentrator capacity expansion ahead of schedule and under budget

o Acquired necessary water rights and started Phase III expansion feasibility study

o Approved new molybdenum recovery plant; providing high returns even at a low moly price


[GRAPHIC OMITTED - BAR GRAPH SHOWING CASH COST PER LB. VS. REALIZED PRICE OF $0.45 (2004 CASH COST), $0.90 (LONG-TERM COPPER PRICE) AND $1.30 (2004 COPPER PRICE)]

ANTAMINA, PERU                          [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
COPPER/ZINC - MINE (33.75%)
------------------------------------------------------------------------------

o Proven and probable reserves of 468M tonnes grading 1.22% copper and 0.96% zinc

o Measured and indicated resources of 58M tonnes at 0.49% copper and 0.24% zinc

o  2004 production (33.75% basis):

    -  122,000 tonnes of contained copper

    -  64,000 tonnes of contained zinc

o Accessed higher-grade copper ores in June 2004 when removal of lake residue was completed

o Increased molybdenum recoveries from 26% to 40%; will further reduce cash costs

o Advanced drilling program to further confirm resources as part of new mine plan


[GRAPHIC OMITTED - 1 PHOTO]

LOMAS BAYAS, CHILE                      [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
COPPER - MINE
------------------------------------------------------------------------------

o  Proven and probable reserves of 343M tonnes grading 0.34% copper

o  Measured and indicated resources of 287M tonnes at 0.28% copper

o  2004 production: 62,000 tonnes of contained copper, another record

o  Expansion of crushing capacity was completed on schedule and on budget

o  Started treating Altonorte smelter dust to improve margins

o  Cash cost of $0.52/lb.

o  Initiated scoping study at adjacent deposit


[GRAPHIC OMITTED - 1 PHOTO]

KIDD CREEK MINE D, CANADA               [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
COPPER - MINE
------------------------------------------------------------------------------

o Proven and probable reserves of 18.1M tonnes grading 1.80% copper and 6.03% zinc

o Measured and indicated resources of 14.1M tonnes grading 3.4% copper and 4.9% zinc

o Started pre-production at Mine D expansion project which has inferred resources of 15.3M tonnes grading 3.0% copper and 4.6% zinc

o  2004 Kidd mine production:

    -  41,000 tonnes of contained copper

    -  88,000 tonnes of contained zinc

o Rationalized infrastructure with Noranda operations and reduced workforce by 15%

o Established new feed agreement with Agnico-Eagle to fill zinc smelter capacity at improved margins

o Completed milling circuit modifications for the new Montcalm mine ore processing and began treatment


[GRAPHIC OMITTED - 1 PHOTO]

ALTONORTE SMELTER, CHILE                [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
COPPER - MINE
------------------------------------------------------------------------------

o  Well situated to treat Chilean copper concentrates

o 2004 production: 266,000 tonnes of copper anodes; exceeded nameplate throughput capacity

o  Current sulphuric acid prices in the $85 range

o Improved complex concentrates treatment capability by increasing bismuth and other minor element removal

o Initiated molybdenum roaster conversion project, creating 10,000 tonnes of concentrate roasting capacity

o  Will begin to benefit from rising copper TC/RCs


[GRAPHIC OMITTED - 1 PHOTO]

KIDD CREEK, HORNE,                      [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
CCR - CANADA
------------------------------------------------------------------------------

o  Canadian copper metallurgical operations:

    -  Kidd Creek Copper/Zinc Smelter

         -  Copper cathodes: 116,000 tonnes per year

         -  Refined zinc: 122,000 tonnes per year

    -  Horne Copper Smelter

         -  Copper anodes: 150,000 tonnes per year

    -  CCR Copper Refinery

         -  Copper cathodes: 288,000 tonnes per year

o  Poised to benefit from improved treatment/refining charges

    - Spot treatment and refining charges currently as high as US$180/tonne and US$0.18/lb.

    - Smelter and refinery revenues to increase with completion of current frame contracts and increased exposure to spot market terms

COPPER PROJECTS                         [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------

o  Brownfield Projects

    -  Collahuasi, Chile (Mo Recovery)

    -  Collahuasi, Chile (Phase III)

    -  Lomas Bayas, Chile

    -  Antamina, Peru


o  Greenfield Projects

    -  El Pachon, Argentina

    -  El Morro, Chile

    -  West Wall, Chile

    -  Frieda River, Papua New Guinea


[GRAPHIC OMITTED - 1 PHOTO]

COLLAHUASI, CHILE                       [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
MOLYBDENUM - BROWNFIELD PROJECT (44%)
------------------------------------------------------------------------------

Molybdenum Recovery Circuit:

o  Construction expected to begin in Q1, 2005

o  Production expected to begin in Q1, 2006

o  Average of 12,000 tonnes of molybdenum concentrate annually

o  Estimated capital expenditure of $42 million

o  Forecast NPV > $100 million, even at low molybdenum prices

o  Will provide a very high IRR


[GRAPHIC OMITTED - 1 PHOTO]

COLLAHUASI, CHILE                       [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
COPPER - BROWNFIELD PROJECT (44%)
------------------------------------------------------------------------------

Phase III Expansion Concept:

o Scoping study has been initiated to further increase total copper production by 175,000+ tpy to +/- 675,000 tpy

o Noranda/Falconbridge share of output to increase from 220,000 to 297,000 tonnes of contained copper

o Expansion concept is to add an additional grinding circuit and increase production from the higher grade Rosario pit

o  Expected start-up in 2007+


[GRAPHIC OMITTED - 1 PHOTO]

LOMAS BAYAS, CHILE                      [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
COPPER - BROWNFIELD PROJECT
------------------------------------------------------------------------------

o  Reviewing adjacent Fortuna de Cobre deposit

    -  Measured/indicated resources of 470M tonnes at 0.29% copper

    -  Inferred resources of 150M tonnes at 0.21% copper

    - Potential to add 30,000 MTPY of contained copper and extend mine life beyond 2020

    -  Low projected cash cost of $0.48/lb.

o  Secured water rights

o  Key attributes:

    -  Low stripping ratio

    - Mineralogy and leaching kinetics appear to be unusually favourable

    -  Advancing to decision to conduct pre-feasibility study

    -  Option to purchase by mid-2006


[GRAPHIC OMITTED - 1 PHOTO]

EL PACHON, ARGENTINA                    [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
COPPER - GREENFIELD PROJECT
------------------------------------------------------------------------------

o Measured and indicated resource of 724M tonnes at 0.65% copper and 0.02% molybdenum

o  Indicated resources of 560M tonnes at 0.52% copper and 0.01% molybdenum

o  Located 5 km from the Los Pelambres mine

o Projected average annual production of 245,000 tonnes of contained copper

o  Projected average net cash cost of $0.53 - $0.58/lb. of copper

o  Net capital investment ~ $1B

o  Key attributes:

    -  Low stripping ratio and attractive metallurgical recoveries

    -  Accessible location

    -  Ample water supply, favourable site construction characteristics


[GRAPHIC OMITTED - 1 MAP SHOWING EL PACHON PROJECT]

EL MORRO, CHILE                         [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
COPPER - GREENFIELD PROJECT (70%)
------------------------------------------------------------------------------

o Inferred resource of 466M tonnes @ 0.61% copper and 0.50 grams per tonne gold

o Projected annual production of 145,000 tonnes of copper and 320,000 ounces of gold

o  Projected cash cost of $0.42 - $0.51/lb. of copper

o  Net capital investment ~ $900M

o  Exploration resumed in 2004 in parallel with other development studies

o  Key attributes:

    -  Significant gold co-product

    -  Supergene enrichment blanket

    -  Favourable location

o  Noranda can earn 70% in this project


[GRAPHIC OMITTED - 1 PHOTO]

                                        [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------





                                  NICKEL



[GRAPHIC OMITTED - 4 PHOTOS]

NICKEL                                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
LONG-LIFE ASSETS
------------------------------------------------------------------------------


[GRAPHIC OMITTED - CHART SHOWING OWNERSHIP STAKE AND MINE LIFE (YEARS)* OF NORANDAFALCONBRIDGE NICKEL ASSETS: SUDBURY BASIN (100% OWNERSHIP STAKE) 20+, RAGLAN (100% OWNERSHIP STAKE) 20+ AND FALCONDO (100% OWNERSHIP STAKE) 20+]

*  Reflects impact of expansions on a pro-forma basis

INO SUDBURY AND RAGLAN, CANADA          [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
NICKEL - MINES AND SMELTER
------------------------------------------------------------------------------

o  INO Sudbury mines and smelter

    - Successful exploration program has added 18M tonnes of additional resources over the last two years

    -  Total nickel reserves and resources of 69M tonnes

    -  Smelter produces matte for refining at Nikkelverk


o  Raglan mine

    - Produces nickel and copper concentrates with significant palladium, platinum and cobalt credits

    - Proven and probable reserves of 15.7M tonnes grading 2.82% nickel and 0.78% copper

    - Maintained total reserves and resources at approximately same level since 1998 start-up


[GRAPHIC OMITTED - 2 PHOTOS]

NIKKELVERK REFINERY, NORWAY             [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
FALCONDO MINE/PLANT, DOMINICAN REPUBLIC
------------------------------------------------------------------------------

o  INO Nikkelverk

    -  Refinery produces nickel, copper and precious metals

    -  Ranks amongst the lowest-cost refineries in the world

    -  Has capacity expansion potential


o  Falcondo

    - Forecast to produce 28,000 tonnes of nickel contained in ferro-nickel in 2005

    -  Proven and probable reserves of 57M tonnes grading 1.21% nickel

    -  Mine life of 20+ years

    -  Considering output expansion


[GRAPHIC OMITTED - 2 PHOTOS]

MONTCALM, CANADA                        [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
NICKEL - MINE
------------------------------------------------------------------------------

o  4.9M tonnes reserves at 1.51% nickel and 0.73% copper

o  Project completed in Q4 2004; ahead of schedule and under budget

o Potential annual ore output of 750,000 tonnes with 9,000 tonnes of contained nickel in concentrate production

o  First ore extracted in Q4 2004

o Net capital investment after pre-production revenues of $100M, ROI greater than 15% at long-term prices of $3.25 per pound of nickel


[GRAPHIC OMITTED - 1 PHOTO]

NICKEL PROJECTS                         [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------

o  Brownfield Projects

    -  Nickel Rim South - Canada

    -  Fraser Morgan, Canada

    -  Onaping Depth, Canada

    -  Raglan, Canada


o  Greenfield Projects

    -  Koniambo, New Caledonia

    -  Kabanga, Tanzania


[GRAPHIC OMITTED - 1 PHOTO]

NICKEL RIM SOUTH, CANADA                [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
NICKEL - BROWNFIELD PROJECT
------------------------------------------------------------------------------

o Updated resources of 13.4M tonnes of 1.8% nickel and 3.3% copper; significant PGMs

o Drilling program and infrastructure continuing to define resource; underground definition started in Q1 2004 with $368M program

o  Net capital investment of $415M

o  Projected operating cash cost of negative $0.65 per pound of nickel

o  Five year development timeframe

o  First ore production in late 2009


[GRAPHIC OMITTED - 1 PHOTO]

FRASER MORGAN, CANADA                   [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
NICKEL - BROWNFIELD PROJECT
------------------------------------------------------------------------------

o  Discovered in 2001

o  Access from existing infrastructure, scoping study underway

o  Growing resource:

    - Measured and indicated resources: 4.9M tonnes @ 1.8% nickel and 0.6% copper

    - Inferred resources: 2.1M tonnes of inferred @ 1.8% nickel and 0.5% copper

o  Recent drilling results encouraging, further expansion possible


[GRAPHIC OMITTED - MAP OF NICKEL-BROWNFIELD PROJECT, FRASER MORGAN, CANADA]

KONIAMBO, NEW CALEDONIA                 [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
NICKEL - GREENFIELD PROJECT
------------------------------------------------------------------------------

o Partnership with local arm of North Province - SMSP (51%) - with governance issues decided equally

o  Bankable Feasibility Study (BFS) completed in late 2004

    -  Increased engineering level from 10% to 25%

    -  Capital investment of $2.2 billion

         - Including $600 million for construction of power-generation facilities

         - Excluding $500 million for working capital, cost escalation from 2004 to start-up, financing & arrangement fees and interest costs

    -  Operating cost of $1.65/lb.

o  Presentation of BFS to various stakeholders to take place in Q1, 2005

o  Evaluating financing options with information contained in the BFS

o  Earliest start-up in 2009/2010


[GRAPHIC OMITTED - 1 PHOTO]

KONIAMBO, NEW CALEDONIA                 [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
NICKEL - MAJOR GROWTH OPPORTUNITY
------------------------------------------------------------------------------


[GRAPHIC OMITTED - 1 PHOTO]

WORLD-CLASS
DEPOSIT


SAPROLITE - PHASE I                     LIMONITE - PHASE II

o  142.1M tonnes of measured plus       o  100M tonnes
   indicated resources
   @ 2.13% nickel                       o  1.6% nickel

o  156M tonnes of inferred resources    o  Acid-leach process
   @ 2.2% nickel

o  Well-known smelting process

KONIAMBO, NEW CALEDONIA                 [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
NICKEL - ONE OF THE WORLD'S BEST DEPOSITS.
------------------------------------------------------------------------------


[GRAPHIC OMITTED - GRAPH REPRESENTATION BY GRADE AND TONNAGE OF VARIOUS NICKEL DEPOSITS THROUGHOUT THE WORLD]

KABANGA, TANZANIA                       [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
NICKEL - GREENFIELD PROJECT
------------------------------------------------------------------------------

o Preliminary agreement for JV with Barrick Gold; documentation in progress

o Located in northwestern Tanzania ~ 400 km west of Bulyanhulu mine; Barrick has successfully operated there before

o Initial inferred resources estimate of 26M tonnes grading 2.6% nickel with potential for further growth

o  Potential nickel production of 30,000 to 35,000 tonnes per year

o  Concentrate would be shipped to Falconbridge's smelter and refinery

o Completing a work plan over the next three years at a cost of $45 million

                                        [LOGO - NORANDA] [LOGO - FALCONBRIDGE]

------------------------------------------------------------------------------




                                   ZINC



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

BRUNSWICK, CANADA                       [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
ZINC - MINE
------------------------------------------------------------------------------

o  Brunswick mine

    - Proven and probable reserves of 17.4M tonnes grading 8.94% zinc and 3.62% lead

    -  Low-cost operation now expected to operate to 2010

    -  Exploration continuing in the area

o  Brunswick smelter

    -  Increased sulphates processing content to 27%

    -  Increased high silver residues processing

    -  Increased spent battery recycling

    -  Improving margins


[GRAPHIC OMITTED - 1 PHOTO]

ANTAMINA, PERU                          [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
COPPER/ZINC - MINE (33.75%)
------------------------------------------------------------------------------

o Proven and probable reserves of 468M tonnes grading 1.22% copper and 0.97% zinc

o  Commercial production in 2001: US$2.2B capital investment

o  Estimated annual production for first 10 years

    -  305,000 tonnes of copper

    -  285,000 tonnes of zinc

o Extracting higher-grade material since completing the removal of residual lake sediment

o  Improved molybdenum recoveries from 26% to 40%

o Partners: Noranda 33.75%,Teck Cominco 22.5%, BHP Billiton 33.75%, Mitsubishi Corporation 10%


[GRAPHIC OMITTED - 1 PHOTO]

ZINC                                    [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
PROJECTS
------------------------------------------------------------------------------

o  Brownfield Projects

    -  Lennard Shelf, Australia

    -  Perseverance, Canada


o  Greenfield Projects

    -  Lady Loretta, Australia

    -  Feasibility study and permitting completed


[GRAPHIC OMITTED - 1 PHOTO]

LENNARD SHELF, AUSTRALIA                [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
ZINC - BROWNFIELD PROJECT (50%)
------------------------------------------------------------------------------

o  Pillara mine and processing plant are currently on care & maintenance

o Measured and indicated resources of 2.8M tonnes at 8.2% zinc and 1.7% lead

o Surface and underground exploration programs were conducted in 2004. Further exploration and drilling programs are underway in 2005

o  Offers potential to increase zinc exposure

o  Disciplined approach to bringing back on line

o  50/50 joint venture with Teck Cominco


[GRAPHIC OMITTED - 1 PHOTO]

PERSEVERANCE, CANADA                    [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
ZINC - BROWNFIELD PROJECT (90%)
------------------------------------------------------------------------------

o Measured and indicated resources of 5.1M tonnes of 15.82% zinc and 1.24% copper

o Comprised of three small, high-grade zinc/copper lenses situated six kilometres from the existing Matagami mining camp concentrator

o  Feasibility study completed in 2001

o  Key attributes:

    - Development can be fast-tracked by utilizing existing infrastructure at the Matagami camp

o  Noranda owns 90%


[GRAPHIC OMITTED - 1 PHOTO]

                                        [LOGO - NORANDA] [LOGO - FALCONBRIDGE]

------------------------------------------------------------------------------




                                 ALUMINUM


[GRAPHIC OMITTED - 4 PHOTOS]

ALUMINUM                                [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
FULLY INTEGRATED OPERATIONS
------------------------------------------------------------------------------

o Fully integrated operations: from bauxite/alumina, through primary reduction into high-margin foil and value-added products

o  St. Ann bauxite mine in Jamaica (50%)

    -  Proven and probable reserves of 33M tonnes at 47% alumina

    -  Capacity of 4.5 MT of bauxite per year

o  Alumina Refinery in Louisiana (50%)

    -  Completely modernized in 2002

    - Capacity of 1.25 MT of alumina per year (Noranda share is 625,000 tonnes)


[GRAPHIC OMITTED - 1 PHOTO]

NEW MADRID PRIMARY SMELTER              [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
ALUMINUM
------------------------------------------------------------------------------

o Smelter has secure alumina feed to meets its requirements of 500,000 tonnes per year

o Received new environmental operating permit for full capacity operation that will permit up to 6,000 tonnes of increased output

o  Received FERC approval for long-term power contract


[GRAPHIC OMITTED - 1 PHOTO]

HUNTINGDON, SALISBURY,                  [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
NEWPORT FOIL PLANTS ALUMINUM
------------------------------------------------------------------------------

o  Significantly increased capacity utilization rates

o  Record shipments in 2004 of 174,000 tonnes

o  Ramp-up of Huntingdon plant nearing entitlement

o  Benefiting from improved fabrication margins


[GRAPHIC OMITTED - BAR GRAPH SHOWING ALUMINUM SHIPMENTS (MILLIONS OF LBS.) FROM 2001 (247.9), 2002 (282.0), 2003 (323.5), 2004 (383.3), 2005
(FORECASTED) (399.0), 2006 (FORECASTED) (430.0) AND 2007 (FORECASTED)
(460.0)]

[GRAPHIC OMITTED - 2 PHOTOS]    [LOGO - NORANDA] [LOGO - FALCONBRIDGE]
------------------------------------------------------------------------------


                            NORANDAFALCONBRIDGE

                             CORPORATE PROFILE

                             MARCH/APRIL 2005

[GRAPHIC OMITTED - 3 PHOTOS]